FAIR WIND SECRETARIAL SERVICES LIMITED
富榮秘書服務有限公司

3rd Floor, Kailey Tower, 16 Stanley Street, Central, Hong Kong.
香港中環士丹利街十六號騏利大廈三樓
Tel: 2827 1778 • Fax: 2827 4790 • E-mail: fw@fairwind.com.hk

9th Floor, Kailey Tower, 16 Stanley Street, Central, Hong Kong.
香港中環士丹利街十六號騏利大廈九樓
[redacted] Fax: 2827 4836 • E-mail: fw@fairwind.com.hk

04024979

RECEIVED
2004 MAY -6 P 3:56
OFFICE OF INTERNATIONAL CORPORATE FINANCE

SUPPL

Our Ref.: S/7911/94 LTO/kk

Securities and Exchange Commission
Office of International Corporation Finance
450 Fifth Street N.W.
Washington, D.C. 20549
U.S.A.

Re : China Resources Enterprise, Limited
<u>Rule 12g3-2(b) Materials, File No.82-4177</u>

Dear Sirs,

We are instructed to enclose herewith a copy of announcement of unaudited financial results by a subsidiary – China Resources Jinhua Co., Ltd. dated 15th April, 2004 pursuant to Rule 12g3-2(b)(1)(iii) under the Securities Exchange Act of 1934 (the "Exchange Act"), in connection with the exemption from reporting under the Rule of China Resources Enterprise, Limited (the "Company").

The above document has been marked in the upper right hand corner to indicate the Commission file number for the Company's 12g3-2(b) exemption.

Pursuant to Rule 12g3-2(b)(4) and (5), the enclosed material shall not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and the furnishing of such material shall not constitute an admission for any purpose that the Company is subject to the Exchange Act.

Kindly acknowledge receipt of this letter and the enclosure by stamping the enclosed copy of this letter and returning it in the enclosed self-addressed envelope.

Yours faithfully,
For and on behalf of
FAIR WIND SECRETARIAL SERVICES LIMITED

PROCESSED
MAY 11 2004
THOMSON FINANCIAL

LO Tai On
Director
Encl.

c.c. Mr. Jonathan H. Lemberg,
Morrison & Foerster, 23/F Entertainment Building
30 Queen's Road Central, Hong Kong (30318/1)
(w/o enclosure)
Mr. Bryan Ho
The Bank of New York, ADR Division, 101 Barclay Street, 22 West New York, NY 10286, U.S.A.

5/11

File No.82-4177

華潤創業有限公司

China Resources Enterprise, Limited

(Incorporated in Hong Kong with limited liability)

(Stock Code: 291)

Announcement of unaudited financial results by a subsidiary — China Resources Jinhua Co., Ltd.

On 15th April, 2004, the board of directors of 華潤錦華股份有限公司 (China Resources Jinhua Co., Ltd.) ("CR Jinhua"), a company incorporated in the People's Republic of China ("PRC") and the shares of which are listed on the Shenzhen Stock Exchange of the PRC and an approximate 51.0% subsidiary of China Resources Enterprise, Limited (the "Company"), has reviewed and approved the unaudited financial report of CR Jinhua for the three months ended 31st March, 2004 which will be published in the newspapers in the PRC on 16th April, 2004. The financial statements of CR Jinhua have been prepared in conformity with "Accounting Standards for Enterprises" and "Accounting Systems for Enterprises" of the PRC. The summary of the unaudited consolidated profit and loss account of CR Jinhua is provided below.

This is not the announcement of the unaudited financial results of the Company for the three months ended 31st March, 2004. This announcement is made by the Company pursuant to the requirements of the Listing Rules to provide shareholders of the Company with certain financial information of a listed subsidiary which announces such information in the PRC.

On 15th April, 2004, the board of directors of CR Jinhua, a company incorporated in the PRC and the shares of which are listed on the Shenzhen Stock Exchange of the PRC and an approximate 51.0% subsidiary of the Company, has reviewed and approved the unaudited financial report of CR Jinhua for the three months ended 31st March, 2004 which will be published in the newspapers in the PRC on 16th April, 2004.

China Resources Jinhua Co., Ltd.

Summary of the unaudited consolidated profit and loss account for the three months ended 31st March, 2004.

	From 1st January, 2004 to 31st March, 2004		**From 1st January, 2003 to 31st March, 2003**	
	RMB'000	*HK$'000 (equivalent)*	*RMB'000*	*HK$'000 (equivalent)*
Turnover	127,083	119,777	107,868	101,666
Profit before income tax	2,561	2,414	10,068	9,489
Income tax	(1,161)	(1,094)	(2,605)	(2,455)
Profit after income tax	1,400	1,320	7,463	7,034
Minority interests	(1,151)	(1,085)	(1,827)	(1,722)
Profit attributable to shareholders	249	235	5,636	5,312

Note: The above unaudited financial results of CR Jinhua have been prepared in conformity with "Accounting Standards for Enterprises" and "Accounting Systems for Enterprises" of the PRC.

Amounts denominated in Renminbi ("RMB") have been translated, for the purpose of illustration only, into Hong Kong dollars using an exchange rate of approximately HK$1.00 = RMB1.061

General

Shareholders should note that the above unaudited financial results pertain only to CR Jinhua, in which the Company has an indirect beneficial interest of approximately 51.0%. The unaudited results of CR Jinhua for the three months ended 31st March, 2004 will be consolidated in the group accounts of the Company after adjustments in accordance with accounting principles generally accepted in Hong Kong.

By order of the Board
China Resources Enterprise, Limited
Lee Yip Wah, Peter
Company Secretary

Hong Kong, 15th April, 2004